SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
LOS ANGELES
FOUNDED 1866

January 4, 2010

VIA EDGAR SUBMISSION AND MESSENGER

Securities and Exchange Commission

Mail Stop 4631

Washington, D.C.  20549

Attention:  Mr. Dieter King

Re:                             Broadwind Energy, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed December 10, 2009

SEC File No. 333-162790

Broadwind Energy, Inc.

Annual Report on Form 10-K

For the Fiscal Year Ended December 31, 2008

Filed March 16, 2009

SEC File No. 001-34278

Broadwind Energy, Inc.

Quarterly Report on Form 10-Q

For the Period Ended September 30, 2009

Filed November 2, 2009

SEC File No. 001-34278

Ladies and Gentlemen:

On behalf of Broadwind Energy, Inc. (“Broadwind” or the “Company”), we are writing in response to recent discussions with the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-1, Registration No. 333-162790, filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2009 (as so amended, the “Registration Statement”).  Concurrently herewith, the Company has filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”).  For your convenience, four (4) courtesy copies of this letter and Amendment No. 4, which have been marked to show the changes from Amendment No. 3 to the Registration Statement as filed on December 10, 2009, are also being delivered to Mr. Dieter King.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Thank you for your prompt attention to this matter.  If you wish to discuss the Registration Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348.

Very truly yours,

/s/ Robert L. Verigan

Robert L. Verigan

cc:                                 J.D. Rubin (Broadwind Energy)
Michael Kaplan (Davis Polk & Wardwell LLP)